Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated December 4, 2012

Relating to Preliminary Prospectus Supplement dated December 3, 2012

Registration Statement No. 333-169341

PRICING TERM SHEET

Dated December 4, 2012 to the

Preliminary Prospectus Supplement Referred to Below

Volcano Corporation

Offering of

$400,000,000 aggregate principal amount of

1.75% Convertible Senior Notes due 2017

The information in this pricing term sheet relates only to the offering of the Convertible Senior Notes and should be read together with (i) the preliminary prospectus supplement dated December 3, 2012 relating to the offering of the Convertible Senior Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated September 13, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Volcano Corporation, a Delaware corporation

NASDAQ Global Select Market Symbol for the Issuer’s common stock common stock:	VOLC

Trade date:	December 5, 2012

Expected settlement date:	December 10, 2012

Securities offered:	1.75% Convertible Senior Notes due 2017 (the “Notes”)

Aggregate principal amount offered:	$400,000,000 aggregate principal amount of Notes

Underwriters’ option to purchase additional Notes:	Up to $60,000,000 aggregate principal amount of additional Notes

Maturity date:	December 1, 2017, unless earlier repurchased or converted

Annual interest rate:	1.75% per annum, accruing from the settlement date

Interest payment dates:	Each June 1 and December 1, beginning on June 1, 2013

Regular record dates:	May 15 and November 15

Public offering price:	100%

Closing stock price:	$25.06 per share of the Issuer’s common stock on The NASDAQ Global Select Market as of December 4, 2012

Conversion premium:	Approximately 31% above the closing stock price on December 4, 2012

Initial Conversion price:	Approximately $32.83 per share of the Issuer’s common stock, subject to adjustment

Initial Conversion rate:	30.4612 shares of the Issuer’s common stock per $1,000 principal amount of the Notes, subject to adjustment

Joint book-running managers:	J.P. Morgan Securities LLC Goldman, Sachs & Co.

CUSIP number:	928645AB6

ISIN number:	US928645AB67

Use of proceeds:	The Issuer expects that the proceeds from the offering will be approximately $387.1 million (or $445.3 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated transaction expenses associated with the offering and the convertible note hedge transactions and the warrant transactions described below. The Issuer expect to use approximately $31.4 million of the net proceeds from the offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer receives from the warrant transactions), and may use up to approximately $105.0 million of the net proceeds from the offering to fund repurchases of up to $90 million of the Issuer’s outstanding 2.875% Convertible Senior Notes due 2015, or the 2015 notes, concurrently with the offering through individually negotiated transactions. The Issuer may also use a portion of the net proceeds to invest in or acquire complementary products, businesses or technologies. Acquisitions are a key element of the Issuer’s strategy and, at any given time, the Issuer may be in discussions with third parties regarding potential acquisitions. Currently there are potential acquisitions in various stages of discussion, but, except with respect to the acquisition of Crux described under “Summary—Recent developments” in the Preliminary Prospectus Supplement, which the Issuer expects to close before the end of 2012, the Issuer does not have any definitive agreements relating to any such acquisitions. The remaining net proceeds are intended for working capital and general corporate purposes.

In connection with any repurchases of the Issuer’s outstanding 2015 notes, the Issuer expects to terminate the convertible note hedge transactions and warrant transactions the Issuer entered into with JPMorgan Chase Bank, National Association, or JPMCB, at the time of the offering of the 2015 notes in an amount corresponding to the portion of the 2015 notes so repurchased. As a result of the partial termination of these transactions, the Issuer expects to receive from JPMCB a net payment resulting from the amount payable by JPMCB to the Issuer with respect to the termination of the existing convertible note hedge transactions and the amount payable by the Issuer to JPMCB with respect to the termination of the existing warrant transactions. The amount of such net payment will depend on many factors, including, without limitation, the market price of the Issuer’s common stock and overall market conditions at the time these transactions are partially terminated. The Issuer has been advised by JPMCB that it or its affiliate does not expect to unwind its existing hedge positions with respect to these transactions and will instead use these existing hedge positions in connection with establishing its initial hedge positions with respect to the convertible note hedge transactions and warrant transactions entered into in connection with the offering.

Pending these uses and potential uses, the Issuer intends to invest the net proceeds from the offering primarily in investment-grade, interest bearing instruments. See “Use of proceeds” in the Preliminary Prospectus Supplement.

If the underwriters exercise their over-allotment option, the Issuer will use a portion of the net proceeds from the sale of the additional Notes to pay the cost of entering into additional convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer would receive from the additional warrant transactions that the Issuer expects to enter into at such time) and for general corporate purposes.

Ranking

The Notes will be the Issuer’s general unsecured obligations and will rank:

•        senior in right of payment to all of the Issuer’s existing and future unsecured indebtedness that is expressly subordinated in right of payment to the Notes;

•        equal in right of payment with all of the Issuer’s existing and future unsecured liabilities that are not so subordinated;

•        effectively subordinated to any of the Issuer’s secured indebtedness that the Issuer incurs to the extent of the value of the assets securing such indebtedness; and

•        structurally subordinated to all existing and future liabilities incurred by the Issuer’s subsidiaries.

As of September 30, 2012, the Issuer had indebtedness of $115.0 million (without giving effect to the equity component of convertible debt or any debt discount). As of September 30, 2012, the Issuer did not have a material amount of secured indebtedness, and the Issuer’s subsidiaries had approximately $17.4 million of outstanding indebtedness, trade payables and other obligations (excluding intercompany liabilities). After giving effect to the issuance of the Notes (assuming no exercise of the underwriters’ over-allotment option) and the use of proceeds therefrom (assuming no repurchase of the 2015 notes, and without giving effect to the equity component of the Notes or any debt discount), the Issuer’s total consolidated indebtedness as of September 30, 2012 would have been $515.0 million.

Adjustment to shares delivered Upon conversion upon a make-whole fundamental change:	The following table sets forth the number of additional shares by which the conversion rate will be increased for each $1,000 principal amount of Notes surrendered for conversion in connection with a make-whole fundamental change having the stock price and effective date set forth below:

Stock price
Effective Date	$25.06	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$50.00	$60.00	$80.00	$100.00
12/10/2012	9.4430	7.3872	6.0111	4.9430	4.1032	3.4353	3.1303	1.7110	1.0057	0.3899	0.1532
12/1/2013	9.4430	7.3625	5.8933	4.7654	3.8896	3.2024	2.8755	1.4843	0.8322	0.3004	0.1097
12/1/2014	9.4430	7.2380	5.6582	4.4631	3.5512	2.8499	2.4883	1.1730	0.6118	0.2008	0.0667
12/1/2015	9.4430	6.9161	5.1991	3.9293	2.9880	2.2883	1.9114	0.7608	0.3505	0.1030	0.0301
12/1/2016	9.4430	6.3700	4.4164	3.0302	2.0635	1.3995	1.0388	0.2550	0.0907	0.0292	0.0075
12/1/2017	9.4430	5.9024	2.8721	0.3080	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $100.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $25.06 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate, as increased pursuant to this section by the number of additional shares, exceed 39.9042 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and on account of the same events for which the conversion rate is required to be adjusted as set forth in the Preliminary Prospectus Supplement under “Description of notes—Conversion rights—Conversion rate adjustments.”

Capitalization

The following table sets forth, on an unaudited basis, the Issuer’s capitalization as of September 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the sale of the Notes (assuming the underwriters’ over-allotment option is not exercised), after deducting the underwriters’ discount and estimated offering expenses payable by the Issuer; and (2) the application of the estimated net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement (assuming no repurchase of the 2015 notes or partial termination of the convertible note hedge transactions and warrant transactions entered into in connection therewith at the time of the offering of the 2015 notes).

The following table does not give effect to the acquisition of Sync-Rx or the pending acquisition of Crux. You should read the following table in conjunction with the Issuer’s consolidated financial statements and accompanying notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 and in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, each of which is incorporated by reference in the Preliminary Prospectus Supplement.

	As of September 30, 2012
(In thousands, except par value amounts)	Actual	As Adjusted
Long-term debt, less current portion:
1.75% Convertible Senior Notes due 2017(1)	$—	$312,581
2.875% Convertible Senior Notes due 2015(2)	99,238	99,238
Other long term debt (3)	38	38

Total long-term debt	99,276	411,857

Stockholders’ equity:
Preferred stock, par value of $0.001, 10,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value of $0.001, 250,000 shares authorized; 53,835 shares issued and outstanding, actual and as adjusted (4)	54	54
Additional paid-in capital(1)	454,269	498,245
Accumulated other comprehensive loss	(747)	(747)
Accumulated deficit	(84,379)	(84,379)

Total stockholders’ equity	369,197	413,173

Total capitalization	$468,473	$825,030

(1)	Amounts shown reflect the application of ASC 470-20, which requires issuers to separately account for the debt and equity components of certain types of convertible debt instruments. In accordance with ASC 470-20, the Issuer estimates that $400.0 million of the aggregate principal amount of the Notes will be recognized (and, to the extent applicable, reflected in the table above) as follows (in thousands):

Equity component	$75,244

Liability component:
Principal	$322,248
Less: debt discount	(9,667)

Net carrying amount	$312,581

(2)	Amounts shown reflect the application of ASC 470-20 with respect to the 2015 notes. The amount of 2015 notes will decrease to the extent the Issuer is able to repurchase the 2015 notes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.
(3)	Other long-term debt is composed entirely of the Issuer’s capital lease obligations.
(4)	The common stock shown as issued and outstanding in the table above is based on 53,835,423 shares of common stock outstanding as of September 30, 2012 and excludes any shares of common stock reserved for issuance upon conversion of the Notes and any shares of common stock reserved for issuance under the warrant transaction, and also excludes, as of September 30, 2012: (i) 3,746,199 shares of common stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $17.6683 per share; (ii) 931,621 shares of common stock issuable upon the vesting of outstanding restricted stock units; (iii) an aggregate of up to 3,329,452 shares of common stock reserved for future issuance under the Issuer’s equity incentive and employee stock purchase plans and (iv) shares issuable upon conversion of the Issuer’s outstanding 2015 notes and shares issuable upon exercise of the warrants issued in connection with the 2015 notes. As of September 30, 2012, the market price of the Issuer’s common stock did not exceed the conversion price of the 2015 notes or the strike price of the related warrants, so no shares of stock were issuable as of such date upon conversion of the 2015 notes or exercise of the related warrants.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated December 3, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at 866-803-9204 or from Goldman, Sachs & Co. at from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 212-902-1171, fax at 212-902-9316 or email at prospectus-ny@ny.email.gs.com.